UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Duck Creek Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264120 106

(CUSIP Number)

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

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The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Vista Equity Partners Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)	Based on 132,888,209 shares of Common Stock of the Issuer issued and outstanding as of January 3, 2023.

1	Names of Reporting Persons Vista Equity Partners Fund VIII GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person PN

1	Names of Reporting Persons VEPF VIII GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person OO

1	Names of Reporting Persons Robert F. Smith
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person IN

Item 1. Security and Issuer

The class of equity security to which this Statement on Schedule 13D relates is shares of common stock, par value $0.01 per share (“Common Stock”) of Duck Creek Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 22 Boston Wharf Rd., Floor 10, Boston, Massachusetts 02210.

Item 2. Identity and Background

(a)-(c), (f). This Schedule 13D is being jointly filed by each of the following persons pursuant to 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Exchange Act of 1934 (the “Act”): (i) Vista Equity Partners Fund VIII, L.P., a Delaware limited partnership (“Vista Fund”); (ii) Vista Equity Partners Fund VIII GP, L.P., a Delaware limited partnership (“Fund VIII GP”), as the general partner of the Vista Fund; (iii) VEPF VIII GP, LLC, a Delaware limited liability company (“Fund VIII UGP” and collectively with the Vista Fund and the Fund VIII GP, the “Vista Entities”), as the sole general partner of Fund VIII GP, and (iv) Robert F. Smith, as an individual and citizen of the United States, and the sole director of Fund VIII UGP (collectively with the Vista Entities, the “Reporting Persons”).

The address of the principal business and principal office of Vista Fund, Fund VIII GP and Fund VIII UGP is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, CA 94111. The principal business and principal office of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, TX 78701. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The principal business of the Vista Funds is to make investments primarily in equity or equity-oriented securities of companies in software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of Fund VIII GP consists of performing the functions of, and serving as, the general partner the Vista Fund, making capital contributions to the Vista Fund and doing all things necessary or incidental thereto. Fund VIII GP acts by and through, VEPF VIII UGP, the principal business of which consists of performing the functions of, and serving as, the general partner of Fund VIII GP. The principal occupation of Mr. Smith is serving as the Chairman and Chief Executive Officer of Vista Equity Partners Management, LLC, a San Francisco-based private equity management firm.

(d), (e). During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 17, 2023, a copy of which is attached as Exhibit 99.1 to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 3. Source and Amount of Funds or Other Consideration

As described in Item 4, the shares of Common Stock beneficially owned by the Accenture Signatories pursuant to which the Reporting Persons may be deemed to have beneficial ownership of have not been purchased by the Reporting Persons, and thus no funds were used for such purpose, and the Reporting Persons have not paid any monetary consideration to the Accenture Signatories in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

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Item 4. Purpose of Transaction

On January 8, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Disco Parent, LLC, a Delaware limited liability company (“Parent”), Disco Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Issuer, whereby, among other things, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Parent and Merger Sub are affiliates of the Vista Entities and Robert F. Smith. As described in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding as of immediately prior to the Effective Time (other than shares of the Issuer’s Common Stock that are (A)(1) held by the Issuer and its subsidiaries; (2) owned by Parent or Merger Sub; or (3) owned by any direct or indirect wholly owned subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time or (B) issued and outstanding as of immediately prior to the Effective Time and held by the Issuer’s stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised their statutory rights of appraisal in respect of such shares of the Issuer’s Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $19.00 (the “Per Share Price”). If the Merger is consummated, the Issuer’s Common Stock will cease to be registered under Section 12 of the Act, and the Issuer will become privately held as a subsidiary of Parent. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including, but not limited to: (i) affirmative vote of the holders of a majority of all of the outstanding shares of Issuer Common Stock to adopt the Merger Agreement; (ii) expiration or termination of any waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) absence of any law or order restraining, enjoining or otherwise prohibiting the Merger; and (iv) absence of a Company Material Adverse Effect (as defined in the Merger Agreement).

On January 8, 2023, in connection with entry into the Merger Agreement, Parent entered into a Voting Agreement (the “Voting Agreement”) with Accenture LLP (“Accenture”), Accenture Holdings BV (“Accenture Holdings”) and Accenture plc (together with Accenture and Accenture Holdings, collectively, the “Accenture Signatories”), pursuant to which the Accenture Signatories have agreed, among other things, to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and the approval of the Merger and against any other action, agreement or proposal which to their knowledge would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger or any of the transactions contemplated by the Merger Agreement. The Voting Agreement also includes certain restrictions on transfer of shares of Common Stock by the Accenture Signatories.

The Voting Agreement will automatically terminate upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger and (iii) any modification, waiver or amendment to any provision of the Merger Agreement that is effected without the Accenture Signatories’ prior written consent and that (x) reduces the amount or changes the form or type of consideration payable to the Accenture Signatories, reduces, or imposes any non-immaterial conditions, requirements or restrictions on, the Accenture Signatories’ right to receive the consideration payable to the Accenture Signatories, respectively, or that materially delays the timing of any such payment or (y) otherwise adversely affects the interests of the Accenture Signatories in any material respect.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 11 to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

As a result of the matters described in Item 4 above, the Reporting Persons, and the Accenture Signatories (the “Investors”) and certain of their affiliates may collectively be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. The total number of shares of Issuer Common Stock subject to these voting agreements as described in the Voting Agreements, based on the number of shares of Issuer Common Stock owned by each of the Accenture Signatories, and the Reporting Persons in the aggregate, is 52,678,254, or approximately 39.6% of the Issuer’s outstanding Common Stock. As a member of a group, the Reporting Persons may be deemed to beneficially own any shares of Issuer Common Stock that may be beneficially owned by each other member of

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the group. Each of the Investors expressly disclaims beneficial ownership of all securities owned by the other Investors and does not have sole or shared power to dispose of the securities. Shares beneficially owned by the other Investors are not the subject of this Schedule 13D and, accordingly, none of the other Investors are included as reporting persons herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 hereof is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 17, 2023, a copy of which is attached as Exhibit 99.1 to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

11	Voting Agreement, dated January 8, 2023 by and among Disco Parent, LLC, Accenture LLP, Accenture Holdings BV and Accenture plc.

99.1	Joint Filing Agreement, dated January 17, 2023, by and among the Reporting Persons.

99.2	Agreement and Plan of Merger, dated January 8, 2023 by and among Disco Parent, LLC, Disco Merger Sub, Inc, and Duck Creek Technologies, Inc.*

*

The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Reporting Persons agree to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2023	VISTA EQUITY PARTNERS FUND VIII, L.P.

	By:	Vista Equity Partners Fund VIII GP, L.P.
	Its:	General Partner

	By:	VEPF VIII GP, LLC
	Its:	General Partner

	By:	/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

VISTA EQUITY PARTNERS FUND VIII GP, L.P.

	By:	VEPF VIII GP, LLC
	Its:	General Partner

	By:	/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

VEPF VIII GP, LLC

	By:	/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

/s/ Robert F. Smith
Robert F. Smith

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